UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

SR Telecom Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Shares, No Par Value
--------------------------------------------------------------------------------
(Title of Class of Securities)

78464P208
---------------------------------------------------
(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
130 Turner Street
Building 3, Suite 600
Waltham, MA 02453
781-283-8500
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

September 7, 2007
--------------------------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 15 Pages)




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		251,312,121
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		251,312,121
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	251,312,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
31.72%
14	TYPE OF REPORTING PERSON *
IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B IV Capital Partners, L.P.
	71-0882125
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
	(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		162,653,492
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		162,653,492
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	162,653,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
21.54%
14	TYPE OF REPORTING PERSON *
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	GP Capital IV, LLC
	04-3575350
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		162,653,492
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		162,653,492
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	162,653,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
21.54%
14	TYPE OF REPORTING PERSON *
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!





1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	The October Fund, Limited Partnership
	04-3504882
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		24,231,257
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		24,231,257
PERSON WITH	10	SHARED DISPOSITIVE
POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	24,231,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
3.21%
14	TYPE OF REPORTING PERSON *
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!




1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October G.P., LLC
	04-3504881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		24,231,257
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE
POWER
REPORTING		24,231,257
PERSON WITH	10	SHARED DISPOSITIVE
POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
	24,231,257
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
3.21%
14	TYPE OF REPORTING PERSON *
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!


This Amendment No. 4 to Schedule 13D ("Amendment No. 3")
should be read in conjunction with the Schedule 13D dated October 3, 2005, the Amendment No. 1 to Schedule 13D dated February 2, 2006, the Amendment No. 2 to Schedule 13D dated December 21, 2006, and the Amendment No. 3 to Schedule 13D dated July 6, 2007 (collectively, the "Schedule 13D") as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates (collectively, the "DDJ Affiliates", as
described below).   This Amendment No. 4 amends the Schedule 13D only
with respect to those items below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

        This Amendment No. 4 and the Schedule 13D have been filed with the Securities and Exchange Commission by the Reporting Persons (as defined below) to report beneficial ownership of common shares, no par value (the "Shares") of SR Telecom Inc. (the "Issuer").

	This filing of Amendment No. 4 and the Schedule 13D is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

ITEM 2.	IDENTITY AND BACKGROUND:
        Item 2 is deleted in its entirety and amended as set forth below.

        This statement is being filed jointly by each of the following persons (collectively, the "Reporting Persons"): DDJ Capital Management, LLC, a Massachusetts limited liability company ("DDJ"); B IV Capital Partners, L.P., a Delaware limited partnership ("B IV"); GP Capital IV, LLC, a Delaware limited liability company ("GP IV"); The October Fund, Limited Partnership, a Massachusetts limited partnership ("October Fund"); and October G.P., LLC, a Delaware limited liability company ("October GP").

        GP IV is the general partner of, and DDJ is the investment manager for, B IV, an investment fund managed by DDJ.

        October GP is the general partner of, and DDJ is the investment manager for, October Fund.

        DDJ is also the investment manager for two separate accounts on behalf of an institutional investor (collectively, the "Accounts"), and an investment adviser to DDJ High Yield Fund (formerly named DDJ
Canadian High Yield Fund), a closed-end investment trust established under the laws of the Province of Ontario, Canada ("DDJ Canadian").
B IV, GP IV, October Fund, and October GP, together with the Accounts and DDJ Canadian, shall be referred to herein as the DDJ Affiliates.

	The Shares described herein are presently held by the DDJ
Affiliates, as more fully described herein. The principal office of each of the Reporting Persons is located at 130 Turner Street, Building 3, Suite 600, Waltham, MA 02453.

        The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons is set forth on Exhibit A hereto.

        With respect to this Amendment No. 4, 162,653,492 Shares are owned beneficially by B IV, 24,231,257 Shares are owned beneficially by October Fund, 52,579,276 Shares are owned beneficially by DDJ
Canadian, and 11,848,096 Shares are owned beneficially by the Accounts.

        Within the past five years, none of the Reporting Persons named in this Item 2 or, to the best of their knowledge, the persons listed on Exhibit A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

Item 3 is amended by adding the following paragraph.

        Please reference Annex 1, which sets forth the details of certain dispositions of Shares by the DDJ Affiliates during the past 60 days

ITEM 4.	PURPOSE OF TRANSACTION:

	The first sentence of Item 4 is amended and restated as set forth below:

        As of the date of this filing, the DDJ Affiliates beneficially own in the aggregate 251,312,121 Shares, such amount representing approximately 31.72% of the issued and outstanding Shares of the Company.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

        According to information contained in the Notice of Annual Meeting Management Proxy Circular as filed by the Company on Form 6-
K on August 13, 2007, the number of Shares outstanding was 754,992,769 as of the close of business as of August 1, 2007.

        Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

	(a)	B IV beneficially owns, and GP IV and DDJ beneficially
own, as general partner and investment manager, respectively, of B IV, 162,653,492 Shares, or approximately 21.54% of the outstanding Shares of the Issuer.

        October Fund beneficially owns 24,231,257 Shares, or approximately 3.21% of the outstanding Shares of the Issuer.

        DDJ, as investment manager to B IV, October Fund, and the Accounts, and as investment adviser to DDJ Canadian, may be deemed to beneficially own 251,312,121 Shares, or approximately 31.72% of the outstanding Shares of the Issuer.



ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

Annex 1	Information With Respect to Transactions of
Shares During the Past 60 Days

Exhibit A	Business Address and Principal Occupation
of members of DDJ



Signature:
========

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DDJ CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Breazzano
	David J. Breazzano
	President

B IV CAPITAL PARTNERS, L.P.
By:  GP Capital IV, LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	President

GP CAPITAL IV, LLC
By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	President

THE OCTOBER FUND, LIMITED PARTNERSHIP

By:  October G.P., LLC, its General Partner
By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	President

OCTOBER G.P., LLC

By:  DDJ Capital Management, LLC, Manager

By:	/s/ David J. Breazzano
	David J. Breazzano
	President


Annex 1

Information With Respect to Transactions of Shares During the Past 60 Days


B IV Capital Partners, L.P.






Date
Transaction(1)
Shares
Price/Share ($)(2)
7/31/2007
Sale
15,857
$0.11
8/1/2007
Sale
43,040
$0.09
8/2/2007
Sale
16,181
$0.09
8/3/2007
Sale
21,358
$0.09
8/7/2007
Sale
77,990
$0.08
8/8/2007
Sale
39,221
$0.08
8/9/2007
Sale
22,458
$0.08
8/10/2007
Sale
57,861
$0.07
8/13/2007
Sale
25,630
$0.07
8/14/2007
Sale
66,016
$0.07
8/15/2007
Sale
35,597
$0.07
8/16/2007
Sale
14,886
$0.07
8/20/2007
Sale
63,427
$0.05
8/21/2007
Sale
53,978
$0.05
8/22/2007
Sale
72,488
$0.05
8/23/2007
Sale
174,101
$0.05
8/24/2007
Sale
86,339
$0.05
8/27/2007
Sale
167,370
$0.05
8/28/2007
Sale
97,083
$0.05
8/29/2007
Sale
582,495
$0.05
8/30/2007
Sale
117,470
$0.05
8/31/2007
Sale
95,140
$0.05
9/4/2007
Sale
93,199
$0.05
9/5/2007
Sale
97,083
$0.05
9/6/2007
Sale
296,102
$0.05
9/7/2007
Sale
4,703,326
$0.05


(1)  All sales were effected through open market transactions.
(2)  Non-Inclusive of 1% brokerage commission.


The October Fund, Limited Partnership

Date
Transaction(1)
Shares
Price/Share ($)(2)
7/31/2007
Sale
2,362
$0.11
8/1/2007
Sale
6,412
$0.09
8/2/2007
Sale
2,410
$0.09
8/3/2007
Sale
3,182
$0.09
8/7/2007
Sale
11,618
$0.08
8/8/2007
Sale
5,843
$0.08
8/9/2007
Sale
3,346
$0.08
8/10/2007
Sale
8,620
$0.07
8/13/2007
Sale
3,818
$0.07
8/14/2007
Sale
9,835
$0.07
8/15/2007
Sale
5,303
$0.07
8/16/2007
Sale
2,218
$0.07
8/20/2007
Sale
9,449
$0.05
8/21/2007
Sale
8,041
$0.05
8/22/2007
Sale
10,799
$0.05
8/23/2007
Sale
25,937
$0.05
8/24/2007
Sale
12,862
$0.05
8/27/2007
Sale
24,934
$0.05
8/28/2007
Sale
14,463
$0.05
8/29/2007
Sale
86,777
$0.05
8/30/2007
Sale
17,500
$0.05
8/31/2007
Sale
14,174
$0.05
9/4/2007
Sale
13,884
$0.05
9/5/2007
Sale
14,463
$0.05
9/6/2007
Sale
44,111
$0.05
9/7/2007
Sale
700,677
$0.05

(1)  All sales were effected through open market transactions.
(2)  Non-Inclusive of 1% brokerage commission.




DDJ High Yield Fund






Date
Transaction(1)
Shares
Price/Share
($)(2)
7/31/2007
Sale
5,126
$0.11
8/1/2007
Sale
13,913
$0.09
8/2/2007
Sale
5,231
$0.09
8/3/2007
Sale
6,904
$0.09
8/7/2007
Sale
25,211
$0.08
8/8/2007
Sale
12,679
$0.08
8/9/2007
Sale
7,260
$0.08
8/10/2007
Sale
18,704
$0.07
8/13/2007
Sale
8,285
$0.07
8/14/2007
Sale
21,340
$0.07
8/15/2007
Sale
11,507
$0.07
8/16/2007
Sale
4,812
$0.07
8/20/2007
Sale
20,504
$0.05
8/21/2007
Sale
17,449
$0.05
8/22/2007
Sale
23,433
$0.05
8/23/2007
Sale
56,280
$0.05
8/24/2007
Sale
27,910
$0.05
8/27/2007
Sale
54,104
$0.05
8/28/2007
Sale
31,383
$0.05
8/29/2007
Sale
188,297
$0.05
8/30/2007
Sale
37,973
$0.05
8/31/2007
Sale
30,756
$0.05
9/4/2007
Sale
30,128
$0.05
9/5/2007
Sale
31,383
$0.05
9/6/2007
Sale
95,718
$0.05
9/7/07
Sale
1,520,395
$0.05

(1)  All sales were effected through open market transactions.
(2)  Non-Inclusive of 1% brokerage commission.


Two Accounts




Date
Transaction(1)
Shares
Price/Share ($)(2)
7/31/2007
Sale
1,155
$0.11
8/1/2007
Sale
3,135
$0.09
8/2/2007
Sale
1,178
$0.09
8/3/2007
Sale
1,556
$0.09
8/7/2007
Sale
5,681
$0.08
8/8/2007
Sale
2,857
$0.08
8/9/2007
Sale
1,636
$0.08
8/10/2007
Sale
4,215
$0.07
8/13/2007
Sale
1,867
$0.07
8/14/2007
Sale
4,809
$0.07
8/15/2007
Sale
2,593
$0.07
8/16/2007
Sale
1,084
$0.07
8/20/2007
Sale
4,620
$0.05
8/21/2007
Sale
3,932
$0.05
8/22/2007
Sale
5,280
$0.05
8/23/2007
Sale
12,682
$0.05
8/24/2007
Sale
6,289
$0.05
8/27/2007
Sale
12,192
$0.05
8/28/2007
Sale
7,071
$0.05
8/29/2007
Sale
42,431
$0.05
8/30/2007
Sale
8,557
$0.05
8/31/2007
Sale
6,930
$0.05
9/4/2007
Sale
6,789
$0.05
9/5/2007
Sale
7,071
$0.05
9/6/2007
Sale
21,569
$0.05
9/7/2007
Sale
342,602
$0.05

(1)  All sales were effected through open market transactions.
(2)  Non-Inclusive of 1% brokerage commission.



EXHIBIT A
===========

	The name and present principal occupation or employment of each member of DDJ Capital Management, LLC ("DDJ") is set forth below.
DDJ is the investment manager or manager, as applicable, for each of the Reporting Persons. The business address of each person and the address of the corporation or organization in which such employment is conducted is c/o DDJ Capital Management, LLC, 130 Turner Street, Building 3,
Suite 600, Waltham, MA 02453. Mr. Breazzano, Mr. Goolgasian, Ms. Mencher, Mr. Craig and Mr. Ranaldi are each U.S. citizens.

NAME	PRINCIPAL OCCUPATION OR
EMPLOYMENT
====================================================

David J. Breazzano	President and Member of DDJ.

David L. Goolgasian, Jr.	Portfolio Manager and Member of DDJ.

Judy K. Mencher	Member of DDJ.

Jackson S. Craig 	Managing Director and Member of DDJ.

Anthony M. Ranaldi 	Managing Director and Member of DDJ.

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 15 OF 15 PAGES